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October 18, 2004

COPIES SENT VIA COURIER

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attn:	Barbara C. Jacobs Jeffrey Werbitt Tangela Richter Mail Stop 4-6

RE:	The viaLink Company Form S-4 (File No. 333-118735), filed September 1, 2004

Ladies and Gentlemen:

     On behalf of The viaLink Company, a Delaware corporation (the “Company”), we have filed Amendment No. 1 to the Form S-4 in response to the Staff’s comment letter, dated October 1, 2004, which was addressed to Mr. Carter, the Chief Financial Officer of the Company. In addition, an amendment to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003, has been separately filed on behalf of the Company.

     By this letter we have responded on behalf of the Company to each of the comments set forth in your October 1 letter. For your convenience, the numbered paragraphs below correspond to those in the October 1 comment letter, and your comments have also been presented in bold face. We are also sending a copy of this letter to you via overnight delivery, together with two marked copies of Amendment No. 1 to the Form S-4 filed by the Company. A copy of the most recent amendment to the Company’s annual report for 2003 will be sent to you separately.

Form S-4

General

1. Revise the cover page and your summary to prominently disclose the exchange ratios for each class of Prescient common and preferred stock. We note your disclosure in the summary that “[t]here are separate exchange ratios for each class of common and preferred stock of Prescient.” The allocation of the merger consideration among the holders of Prescient’s securities should be clear from the disclosure.

Disclosure responsive to this comment has been added to the letter to stockholders, the cover page, the “Questions and Answers” section, and the “Summary” section of the prospectus (pp. iv and 5).

2. It appears that the number of Series F Preferred shares to be issued in the merger is dependent upon a formula. Please briefly describe the operation of this formula, and provide a cross-reference to the page of the registration statement where you discuss the formula in more detail. Further, briefly explain the variables that may cause the number of shares of Series F preferred stock to be received by Prescient security holders to vary.

Disclosure responsive to this comment has been added to “Summary—The Merger—Consideration to be Received in the Merger; Treatment of Stock Options” (p. 5).

Summary, page 1

3. We note that the “major shareholders” of Prescient entered into a shareholder voting and allocation agreement. Supplementally confirm that these “major shareholders” are holders of 5% or more of the voting equity securities of Prescient.

Based upon information provided by Prescient to the Company, the shareholders of Prescient who entered into the Shareholder Voting and Allocation Agreement collectively own a number of shares of common stock and preferred stock that represent approximately 61% of the outstanding Series A preferred stock, 100% of the Series B preferred stock, 98% of the Series C preferred stock and 50% of the common stock of Prescient as of the date of that agreement. The shares held by those same shareholders also represent approximately 75% of the voting power of Prescient’s outstanding shares of common and preferred stock, voting together as a single class.

4. Please disclose also the aggregate voting power of the “major shareholders of Prescient” that are a party to the “allocation agreement.” We note that the Prescient shares represented by such signatories include 50% of common stock, 61% of Series A preferred, 100% of Series B preferred and 98% of Series C preferred. Likewise, disclose whether the officers and directors who you indicate will vote in favor of the merger are also parties to the allocation agreement.

Disclosure responsive to this comment has been added to “Summary—Prescient Shareholder Approval” (p. 5).

The Merger Agreement, page 45

5. We note your disclosure that viaLink common stock purchase warrants and Series F preferred stock are being issued in connection with viaLink’s “pre-closing financing activities” and that the precise number of warrants to be issued will vary based on the number of Series F preferred shares issued in financing activities “before and after the merger.” Please revise to more clearly describe the referenced “pre-closing financing activities.” Are these activities related to this merger transaction? In this regard, did you commence an offer of these Series F preferred shares to certain shareholders in connection with such activities prior to the filing of this registration statement? Please advise.

Disclosure responsive to this comment has been added to “Summary—Recent Financing Transactions for viaLink” and “The Merger—Recent Financing Transactions for viaLink” (pp. 4 and 42).

The Company notes for the Staff’s benefit that in May 2004, viaLink privately negotiated a debt financing with two of its principal stockholders (each of whom is an accredited investor) for an aggregate $1.25 million of viaLink’s 10% secured promissory notes. As a part of this financing, the lenders agreed that if the merger with Prescient occurred, the notes would automatically convert into newly issued shares of Series F preferred stock (the terms of which were determined by arms’ length negotiation between viaLink and the lenders) and that the lenders would provide additional financing (up to $1.5 million) in the form of additional shares of Series F preferred stock. Prior to the filing of the registration statement, viaLink did not offer shares of Series F preferred stock to any parties other than in connection with the private placement of notes to the two lenders and, as stated above, any such offer was contingent solely upon the occurrence of the Prescient merger. Absent the occurrence of the merger, the 10% secured promissory notes will remain outstanding and no shares of Series F preferred stock will be issued.

The fundamental concept of the merger with Prescient is that the former owners of Prescient are generally entitled to 45% of each class of viaLink securities outstanding at the time of the merger. Accordingly, the registration statement contemplates the registration of shares of Series F preferred stock to be issued to the former owners of Prescient if the merger is consummated; because those shares of preferred stock will be outstanding at the effective time of the merger under the terms of the existing secured debt financing that was completed in May 2004.

6. As stated in our prior comment, please describe in greater detail the “contemplated financing activities” to which you refer. What is the relationship between these activities and the offering of the Series F preferred stock and the related Bridge Warrants? How is the number of warrants to be issued “based upon the aggregate number of shares of Series F preferred stock issued. . . with certain contemplated financing activities?” What is the economic purpose and effect of the offering of the Series F preferred shares and the related warrants? Finally, in light of the fact that the number of shares of Series F preferred stock and common stock issuable under the warrants may vary depending on viaLink’s financial performance and certain financing activities, revise to clearly disclose the factors associated with viaLink’s financial performance and financing activities that may impact the number of securities received by the Prescient shareholders. It may be helpful to provide examples.

Disclosure responsive to this comment has been added to “The Merger—Consideration to be Received in the Merger; Treatment of Stock Options” (p. 47-48).

7. Consistent with comment 6 above, the Series F preferred stock formula should be revised to provide greater clarity regarding its economic purpose and effect. Explain how the number of shares may vary and the effects the variances may have on Prescient shareholders. This disclosure should be substantially revised to express the formula and the allocation in a comprehensible manner.

Disclosure responsive to this comment has been added to “The Merger—Consideration to be Received in the Merger; Treatment of Stock Options” (p. 47-48).

Where You Can Find More Information

8. It appears that viaLink is incorporating by reference previously filed documents as permitted by Items 10 and 11 of Form S-4. However, it does not appear that viaLink is eligible to incorporate by reference at the S-3 level, or at the S-2 level, since the company has not filed timely in the previous twelve months all reports required to be filed. In this regard, we note that viaLink did not timely file its Form 10-KSB for the year ended December 31, 2004, since, as initially filed, the Form 10-KSB did not contain the information required by Item 307 of Regulation S-B. Accordingly, amend to include in the Form S-4 all required information.

In response to your comment, we revised the prospectus to include the items that were not included previously because they had been incorporated by reference.

Form 10-KSB/A for the year ended December 31, 2003

Certifications

9. Please refile your Form 10-KSB/A for the year ended December 31, 2003 to properly include the Rule 13a-14(a)/15d-14(a) certifications pursuant to Item 601(b)(31) of Regulation S-B. See Exchange Act Release No. 33-8238.

The Company has revised the certifications attached to its Form 10-KSB for the year ended December 31, 2003, in response to this comment.

     Thank you for your cooperation regarding this matter. Please call me at (214) 922-4156 if you have any other questions or if I may be of any other assistance.

Sincerely, Bruce H. Hallett

cc:	Brian Carter Lance M. Hardenburg